

February 7, 2022

Tse Meng Ng
Chief Executive Officer
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164

> **Re: RF Acquisition Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed January 25, 2022**
> **File No. 333-261765**

Dear Mr. Ng:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amended Registration Statement on Form S-1 filed January 25, 2022

Exhibits

1. We note the disclosure in the legality opinion that the opinion is limited to the laws of the state of New York. We note that the opinion as it relates to the common stock should be based upon the state of incorporation, which is Delaware. Please revise the opinion to include the laws of the state of Delaware, in addition to New York.

Tse Meng Ng
RF Acquisition Corp.
February 7, 2022
Page 2

   You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Michael J. Blankenship